

October 16, 2014

Via E-Mail
Mr. Stephen M. Studdert
Chief Executive Officer
Canyon Gold Corp.
4730 South Fort Apache Road, Suite 300
Las Vegas, NV 89147

      Re: **Canyon Gold Corp.**
                Form 10-K for the Fiscal Year Ended April 30, 2014
                Filed July 29, 2014
                Form 10-Q for the Fiscal Quarter Ended July 31, 2014
                Filed September 15, 2014
                File No. 000-54851

Dear Mr. Studdert:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2014

Business, page 3

1.   We note your descriptions of your mining claims do not indicate if they are lode or placer claims and that the average area of your claims exceeds the 20.66 acre limit for a mining claim. Please disclose the following information for each of your properties:

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
- Identify the Section, Township, and Range for the claims you control, own or have optioned.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Current Business, page 5

2. We note your description that your mining claims are located in Section 35 Township 33N, Range 64E. Please correct the Township and Range location for your mining claims.

3. We also note your reference to an option for 275 additional claims adjacent to your claim group. At present, aside from Long Canyon Gold claims there are no valid mining claims adjacent to your claim group. Please correct your description of your claim options and remove this disclosure if the claims are no longer valid.

4. Please provide property descriptions, locations, and maps for the 180 mining claims acquired from EMAC Handels AG in April 2014 located near the Pequop Mountain, in addition to your other property descriptions.

Claim Grid, page 11

5. We note your claim grid map does not reflect the current status of the mining claims located in these sections. Please update this map or clearly state the date on which this map accurately depicted the land status and property ownership.

Form 10-Q for the Fiscal Quarter Ended July 31, 2014

6. We note your conclusion indicating that both your disclosure controls and procedures and internal control over financial reporting were not effective as of your April 30, 2014 fiscal year end due to material weaknesses identified. Further, we note your management concluded that disclosure controls and procedures in your Form 10-Q filed on September 15, 2014 were effective and there were no changes in your internal control over financial reporting during the quarter ended July 31, 2014. Please revise to expand your disclosures to

explain how management determined that disclosure controls and procedures were effective at July 31, 2014 given the material weakness and ineffective disclosure controls and procedures at year end. Also revise to comply with Item 308(c) of Regulation S-K to include details of any changes that may have materially affected or are reasonably likely to materially affect the company's internal control over financial reporting. In this regard, tell us and disclose how you remediated the material weaknesses that existed at April 30, 2014. To the extent that the material weaknesses have not been remediated, tell us how your officers determined that your disclosure controls and procedures were effective as at July 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining